



Ameriprise Financial[SM]

COMMON STOCK
PAR VALUE $.01 PER SHARE

NUMBER
AMP

SHARES

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

CUSIP 03076C 10 6

THIS CERTIFIES THAT

Is the Holder of record of

FULLY PAID AND NONASSESSABLE SHARES OF THE COMMON STOCK OF

See reverse for certain definitions

Transferable in New York, NY

Ameriprise Financial, Inc.

transferable upon the books of the corporation upon surrender of this certificate properly endorsed.
This certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

CERTIFICATE OF STOCK

WITNESS the facsimile seal of the corporation and the facsimile signatures of its duly authorized officers.
Dated

AMERIPRISE FINANCIAL, INC.
CORPORATE
SEAL
DELAWARE

Countersigned and Registered:
THE BANK OF NEW YORK
Transfer Agent and Registrar
By

Authorized Signature

TREASURER

CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

AMERIPRISE FINANCIAL, INC.

Shareholders may obtain, upon request and without charge, a statement of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights granted to or imposed upon each class of shares or series thereof authorized to be issued and upon the holders thereof from the office of the Secretary of the Corporation.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM   – as tenants in common
TEN ENT   – as tenants by the entireties
JT TEN   – as joint tenants with right of
                survivorship and not as tenants
                in common

UNIF GIFT MIN ACT– _____ Custodian _____
                         (Cust)   (Minor)
                under Uniform Gifts to Minors
Act _____
                  (State)

UNIF TRF MIN ACT– _____ Custodian (until age ____)
                      (Cust)
     _____ under Uniform Transfers
            (Minor)
to Minors Act _____
                 (State)

Additional abbreviations may also be used though not in the above list.

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, OR DESTROYED THE CORPORATION WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.

FOR VALUE RECEIVED, _____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

[ ]

_____
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)
_____

_____

_____ Shares
of the common stock represented by the within Certificate, and do hereby irrevocably constitute and appoint
_____ Attorney
to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____

X _____

X _____
NOTICE: THE SIGNATURE(S) TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature(s) Guaranteed

By _____
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.